EXHIBIT 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratio Amounts)
(Unaudited)

	Six Months Ended June 30,
	2002	2001
Earnings:
Pre-tax income	$738	$735
Add:
Interest and fixed charges excluding capitalized interest	79	87
Portion of rent under long-term operating leases representative of an interest factor	90	86
Distributed income of investees accounted for under the equity method	2	3
Amortization of capitalized interest	4	4
Less: Undistributed equity in earnings of investments accounted for under the equity method	7	12

Total earnings available for fixed charges	$906	$903

Fixed charges:
Interest and fixed charges	$86	$95
Portion of rent under long-term operating leases representative of an interest factor	90	86

Total fixed charges	$176	$181

Ratio of earnings to fixed charges	5.15x	4.99x

E-2